Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 15, 2021

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a healthcare portfolio;

•	to disclose the acquisition of an office property;

•	to disclose the acquisition of single family housing properties;

•	to disclose the transaction price for each class of our common stock as of October 1, 2021;

•	to disclose the calculation of our August 31, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our public offering;

•	to update the “Conflicts of Interest” section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

Healthcare Portfolio Acquisition

We recently acquired Bucks Town Medical Campus, a medical office portfolio located in the Philadelphia suburb of Langhorne, Pennsylvania, for a purchase price of $26.0 million. The Bucks Town Medical Campus portfolio consists of five single-story medical office buildings totaling 141,920 square feet and is 89% leased with an average remaining lease term of over five years.

Office Acquisition

We recently acquired 1110 Perimeter’s Edge, a research and development office property located in the Raleigh-Durham submarket of North Carolina, for a purchase price of $21.3 million. The property is a flexible/research and development office building consisting of 84,748 square feet and is 97% leased with an average remaining lease term of over five years.

Single Family Housing Acquisitions

We recently acquired 35 single family homes in conjunction with our relationship with Sparrow for a total purchase price of $12.5 million. The properties acquired are located in various target markets throughout the United States, including Arizona, Florida, Georgia, North Carolina, Tennessee, and Texas.

VGN-NREIT-0921P

October 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2021 (and repurchases as of September 30, 2021) is as follows:

Transaction Price (per share)
Class T	$11.61
Class S	$11.52
Class D	$11.68
Class I	$11.65

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of August 31, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of August 31, 2021 ($ and shares in thousands):

Components of NAV	August 31, 2021
Investment in real property	$752,977
Investment in real estate-related assets	63,610
Investment in international affiliated funds	51,334
Cash and cash equivalents	202,766
Restricted cash	73,186
Other assets	4,221
Debt obligations	(228,127)
Subscriptions received in advance	(73,171)
Other liabilities	(13,589)
Stockholder servicing fees payable the following month(1)	(170)

Net Asset Value	$833,037
Net asset value attributable to preferred stock	128

NAV attributable to common stockholders	$832,909

Number of outstanding shares of common stock	70,889

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of August 31, 2021, we have accrued under GAAP approximately $14.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of August 31, 2021 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value attributable to common stockholders	$74,466	$148,810	$35,912	$218,573	$355,148	$832,909
Number of outstanding shares	6,412	12,918	3,074	18,754	29,731	70,889

NAV per share as of August 31, 2021	$11.61	$11.52	$11.68	$11.65	$11.95

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type. Our single family homes are carried at cost in the month of acquisition, and the key assumptions for such property type will be included at the time of appraisal.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.03%	5.09%
Multifamily	6.56	4.79
Office	6.92	6.30
Healthcare	7.21	6.14

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values
Discount Rate	0.25% decrease	+2.05%	+1.98%	+1.89%	+2.13%
(weighted average)	0.25% increase	(1.96)%	(1.98)%	(1.89)%	(2.28)%
Exit Capitalization Rate	0.25% decrease	+3.56%	+3.73%	+2.67%	+2.77%
(weighted average)	0.25% increase	(3.15)%	(3.29)%	(2.33)%	(2.56)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. This offering was declared effective by the SEC and commenced on July 2, 2021. As of the date hereof, we have issued and sold 748,549 shares of our common stock (consisting of 635,827 Class T shares, 4,193,017 Class S shares, 748,549 Class D shares, and 5,709,609 Class I shares) in this offering, resulting in gross offering proceeds of $128,574,008. We intend to continue selling shares in this offering on a monthly basis.

Conflicts of Interest

The following disclosure is added to the “Conflicts of Interest” section of our prospectus.

On August 23, 2021, we entered into a master services agreement with Nuveen Real Estate Project Management Services, LLC (“Nuveen RE PMS”), an affiliate of the Advisor, for the purpose of Nuveen RE PMS providing professional services described below in connection with certain of our real estate investments (the “Agreement”).

For project management services provided by Nuveen RE PMS, we will pay Nuveen RE PMS fees determined by the estimated total cost of the any project; provided that such fees shall not exceed 6% of project costs and in no event shall such fees exceed the amount we would pay a third-party vendor on an arms-length basis. For development and management services provided by Nuveen RE PMS, we will pay Nuveen RE PMS fees to be determined by the complexity and size of the project; provided that such fees shall not exceed 4% of project costs and in no event shall such fees exceed the amount we would pay a third-party vendor on an arms-length basis. For due diligence services provided by Nuveen RE PMS, we will pay Nuveen RE PMS fees to be determined on a case-by-case basis by reference to market based hourly rates or lump sum charges for such services; provided that in no event shall such fees exceed the amount we would pay a third-party vendor for comparable services on an arms-length basis. Fees must be approved in the development budget by our company prior to commencement of the project and must be consistent with market rates.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of August 31, 2021 presented on page 2 of this Supplement under the section “August 31, 2021 NAV Per Share” has been prepared by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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